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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chyron Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

171605108

(CUSIP Number)

Simon Mitchley, London Merchant Securities plc

33 Robert Adam Street, London W1U 3HR

44 20 7935 3555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.    171605108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). London Merchant Securities plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,715,391 (see Item 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,715,391 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,715,391 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 9.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.    171605108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lion Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 (see Item 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0 (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.    171605108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Westpool Investment Trust plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 (see Item 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0 (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.    171605108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Weber Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 62,000 8. Shared Voting Power 0 9. Sole Dispositive Power 62,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.    171605108

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Eugene M. Weber

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 108,514 8. Shared Voting Power 0 9. Sole Dispositive Power 108,514 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,514

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.    171605108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Angela G. Weber

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 71,000 8. Shared Voting Power 0 9. Sole Dispositive Power 71,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.    171605108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert A. Rayne

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 92,500 8. Shared Voting Power 0 9. Sole Dispositive Power 92,500 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,500

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No.    171605108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above pesons (entities only) LMS Tiger Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,715,391 (See Item 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,715,391 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,715,391 (see Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 9.4% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.    171605108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LMS Capital Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 3,715,391 (See Item 5) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 3,715,391 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,715,391 (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 9.4% (See Item 5)

14.	Type of Reporting Person OO

Item 1.    Security and Issuer

No material change has occurred in the facts set forth in response to this item of the Initial Filing of Schedule 13D, filed with the Securities and Exchange Commission on August 7, 1995.

Item 2.    Identity and Background

No material change has occurred in the facts set forth in response to this item of the Initial Filing of Schedule 13D except as discussed below to add certain Filing Persons and update information about the Filing Persons:

This Statement is filed pursuant to the Joint Reporting Agreement attached hereto as Exhibit 1 on behalf of London Merchant Securities plc, a limited company organized under the laws of England and Wales (“LMS”), Lion Investments Limited, a limited company organized under the laws of England and Wales (“Lion”), Westpool Investment Trust plc, a limited company organized under the laws of England and Wales (“Westpool”), LMS Tiger Investments Limited, a limited company organized under the laws of England and Wales (“Tiger”), LMS Capital Limited, a limited company organized under the laws of England and Wales (“LMS Capital”), The Weber Family Trust dated 1/6/89 (the “Trust”), Eugene M. Weber, Angela G. Weber and Robert A. Rayne (collectively, the “Filing Persons”).

Each of LMS, Lion, Westpool, Tiger, LMS Capital and each of their respective Executive Officers, and Mr. Rayne, has its or his principal business address and its principal office at 33 Robert Adam Street, London W1U 3HR England.

Each of the Trust, Mr. Weber and Mrs. Weber has its, his or her principal business address and principal office at 340 Pine Street, Suite 300, San Francisco, CA 94104.

Each of Lion, Westpool and Tiger is an investment holding company wholly-owned by LMS Capital. LMS Capital is an investment holding company wholly-owned by LMS.

Item 3.    Source and Amount of Funds or Other Consideration

No material change has occurred in the facts set forth in response to this item of the Initial Filing of Schedule 13D.

Item 4.    Purpose of Transaction

No material change has occurred in the facts set forth in response to this item of the Initial Filing of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

No material change has occurred in the facts set forth in the response to this item of the Initial Filing of Schedule 13D except as discussed below:

The percentages of outstanding Issuer Common Stock reported in this Schedule 13D are based upon the assumption that there are 39,584,338 shares of Issuer Common Stock outstanding as of February 28, 2003.

On March 28, 2003, Lion and Westpool each transferred all of the Issuer Common Stock owned by it to Tiger.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change has occurred in the facts set forth in response to this item of the Initial Filing of Schedule 13D.

Item 7.    Material to Be Filed as Exhibits

The Filing Persons file as exhibits the following:

Exhibit 1 Joint Reporting Agreement dated as of April 17, 2003, by and among LMS, Lion, Westpool, Tiger, LMS Capital, the Trust, Eugene M. Weber, Angela G. Weber and Robert A. Rayne.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2003

LONDON MERCHANT SECURITIES PLC

By:	/s/ ROBERT A. RAYNE
Name: Robert A. Rayne
Title: Director

LION INVESTMENTS LIMITED

By:	/s/ ROBERT A. RAYNE
Name: Robert A. Rayne
Title: Director

WESTPOOL INVESTMENT TRUST PLC

By:	/s/ ROBERT A. RAYNE
Name: Robert A. Rayne
Title: Director

THE WEBER FAMILY TRUST DATED 1/6/89

By:	/s/ EUGENE M. WEBER
Name: Eugene M. Weber
Title: Trustee

EUGENE M. WEBER

/s/ EUGENE M. WEBER

ANGELA G. WEBER

/s/ ANGELA G. WEBER

ROBERT A. RAYNE

/s/ ROBERT A. RAYNE

LMS TIGER INVESTMENTS LIMITED

By:	/s/ ROBERT A. RAYNE
Name: Robert A. Rayne
Title: Director

LMS CAPITAL LIMITED

By:	/s/ ROBERT A. RAYNE
Name: Robert A. Rayne
Title: Director